MSGi Achieves $200 Million in Annualized Revenue With Purchase Of
                         Grizzard Communications Group
      Management Team Expanded With Appointment of Chief Operating Officer

New York, NY - March 23, 2000 - Marketing Services Group, Inc. (Nasdaq: MSGI), an Internet incubator and integrated marketing services industry leader, today announced the closing of its acquisition of Grizzard Communications Group, a vertically integrated network of marketing communications companies. Concurrent with the closing, MSGi also announced the appointments of Michael D. Dzvonik, Sylvia Estes and Jamie Karlin to the newly created positions of Chief Operating Officer, Vice President Human Resources and Vice President Corporate Communications, respectively.

On July 14, 1999, MSGi announced the definitive agreement to acquire Grizzard Communications for approximately $100 million in cash and equity. Paribas, part of the BNP Paribas Group, funded $58 million in senior debt financing relating to the acquisition including a revolving credit facility. The shareholders of Grizzard also received 2,545,825 registered shares of MSGi valued at $19.64 per share, subject to SEC Rule 145 trading restrictions.

For  the   calendar   years  ending   December  31,  1998  and  1999,   Grizzard
Communications Group reported revenue of $65 million and $80 million, respectively, and adjusted EBITDA of $14.4 million and $16.5 million. With the addition of Grizzard, and its TABS Direct and Brand Imagination businesses, MSGi now owns and operates ten subsidiaries in addition to four minority Internet investments.

"The Grizzard companies fully complement the core database marketing services of MSGi Direct and leverages the vast online marketing capabilities of the company's Internet Group," commented Jeremy Barbera, Chairman and Chief Executive Officer of MSGi. "The extensive capabilities that MSGi now offers will present the company with significant cross-selling opportunities, and will serve in the best interest of our newly expanded base of more than 5,000 clients."

"We are very pleased to announce the appointments of Michael Dzvonik, Sylvia Estes and Jamie Karlin. With the expansion of MSGi Direct, it was imperative to bring a very seasoned professional to our management team. As the Chief Operating Officer of MSGi, Mike Dzvonik brings over 30 years of integrated marketing experience to the company and he will play a vital role in the ongoing integration and future growth of MSGi Direct. Additionally, the appointment of Mike Dzvonik will permit me substantially more time to focus on Internet incubation opportunities and evaluate potential monetization of the company's Internet assets."

Mike Dzvonik, Chief Operating Officer of MSGi said, "While our first day as a consolidated business officially began today, we have spent the past six months integrating the cultures and capabilities of the two organizations, which will benefit our clients as well as our shareholders."

Michael D. Dzvonik, Chairman and Chief Executive Officer of Grizzard, has acted as Grizzard's Executive Vice President since 1985, was named President in 1994, and was elected to his recent position in 1997. He serves as the Chairman of the Board of Directors of the Mail Advertising Service Association (MASA) and is a frequent speaker at Conferences and Postal Customer Councils. Mr. Dzvonik will be principally responsible for the operations of MSGi Direct.

Sylvia Estes, Vice President Human Resources, joined Grizzard in 1986 and will now manage the HR needs of MSGi and its more than 1,000 full time employees. Ms. Estes will be responsible for fully integrating all HR programs, including training, development, benefits and compensation. From 1989 to 1990, she served as the President of the Society of Human Resources Management, Tara Chapter (Atlanta) and has her accreditation as Senior Professional in human resources in the Society's National organization (SHRM).

Jamie Karlin, Director of Corporate Communications for MSGi has been appointed Vice President Corporate Communications, where she will be responsible for the communication strategy development and implementation, as well as public relations and investor relations for all wholly owned and minority owned MSGi businesses.

About MSGi
Marketing Services Group, Inc. is a leader in the Internet incubation and integrated marketing services industries. MSGi revenues have grown from $16 million in fiscal 1996 to in excess of $200 million on an annualized basis. GE Capital and CMGi are significant shareholders of the Company, with ownership interests of 16% and 9%, respectively.

MSGi has two business divisions, The Internet Group and The Direct Group. MSGi Direct provides integrated marketing services across all mediums. The Internet Group's primary focus is WiredEmpire and its Marketing Agent technology, providing Internet marketing, e-commerce applications, Web development and hosting, online ad sales and consulting. The Group's strategic objective continues to focus on acquiring, investing in and incubating Internet companies. MSGi Direct, which will continue to leverage the synergies across all its companies in marketing and technology, provides strategic planning, creative, direct marketing, database marketing and management, telemarketing, telefundraising, print production, mailing and media planning and buying.

Corporate  headquarters  are located at 333 Seventh  Ave.,  New York,  NY 10001.
Telephone:  917-339-7100.  Additional  information is available on the company's
Website: http://www.msginet.com.

Matters discussed in this release include forward-looking statements that involve risks and uncertainties, and actual results may be materially different. Factors that could cause actual results to differ are stated in the company's reports to the Securities and Exchange Commission including its 10-Q for the period ended December 31, 1999 and the annual report on Form 10-K for the year ended June 30, 1999.

# # #